UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 6, 2008
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
     Effective October 6, 2008, the Board of Directors of Oceanaut, Inc., a Marshall Islands corporation (the “Company”) approved amendments to the bylaws of the Company (the “Amendment”) to make consistent certain provisions of the Company’s bylaws regarding the adjournment of shareholder meetings; to amend the shareholder vote required for any action (other than the election of directors and subject to certain other exceptions) to be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon; and to make explicit the powers of the chairman of the meeting to determine the order of business, the procedures to be followed and the conduct of a shareholder meeting.
     A copy of the Amendment is attached hereto as Exhibit 3.1, the terms of which are hereby incorporated by this reference.
Other Events
     On October 8, 2008, the Company issued a press release and a notice to its shareholders announcing that, in light of current market conditions, the Company has cancelled the special shareholder meeting scheduled for October 15, 2008. The Company will advise its shareholders of the new meeting date if and when it is rescheduled. The Company is also discussing whether the terms of each of the four Memoranda of Agreement, dated August 20, 2008, as amended on September 5, 2008, for the purchase of a dry bulk carrier vessel (collectively, the “MOAs”) will be extended or restructured.
     A copy of the notice to shareholders is attached hereto as Exhibit 99.1, the terms of which are hereby incorporated by this reference. A copy of the press release is attached as Exhibit 99.2.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

3.1	Amendment No. 2 to the Bylaws of Oceanaut, Inc. dated October 6, 2008

99.1	Notice to Shareholders dated October 8, 2008

99.2	Press Release dated October 8, 2008

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: October 8, 2008	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer